April 13, 2006

VIA ELECTRONIC TRANSMISSION
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re: WebEx Communications, Inc.
        Form 10-K for the year ended December 31, 2005
        (File Number 000‑30849)

Ladies and Gentlemen:

On behalf of WebEx Communications, Inc. (the “Company”) this is a response to comments received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 31, 2006. The Company understands and agrees with the Staff’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and to enhance the overall disclosure in their filings.

The Company has set out below the Staff’s comments on the Company’s recent Form 10-K filing and the Company’s corresponding responses to those comments. In connection with the comments and the Company’s responses thereto, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 1. Organization and Summary of Significant Accounting Policies

Litigation

1.
You disclose that Raindance filed a complaint against your company on October 14, 2005 for patent infringement. In accordance with SFAS 5, please tell us if an unfavorable outcome is probable, reasonably possible, or remote. See paragraphs 8-10 of SFAS 5.

Response: During September 2005, the Company sued Raindance Communications, Inc. (“Raindance”), a competitor, for infringing nine of the Company’s patents. In October 2005, Raindance countersued alleging the Company had infringed two of Raindance’s patents. The Company did not believe at the time of filing the 10-K that it was probable that a loss would be incurred by the Company in connection with this litigation and we therefore believe that our disclosure was in compliance with paragraphs 8-10 of SFAS 5.

The Company supplementally advises the Staff that subsequent to the filing of the Company’s Form 10-K on March 15, 2006, the Company reached an agreement with Raindance to settle all outstanding patent litigation between the companies on terms favorable to the Company, with no loss being realized by the Company. The benefit of this settlement to the Company will be included in the financial statements and appropriately disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2006.

Note 10. Commitments and Contingencies

2.
You disclose that one state and one city have indicated that they intend to audit you in connection with potential sales tax liability. You also disclose that if the tax authorities assert that you are obligated to collect such taxes and remit them to the authorities in the future, your financial statements will not be materially affected. However, you also note that it is possible that the tax authorities may cause you to pay back taxes, related interest, and/or related penalties and that you believe that you have taken an appropriate reserve for these potential liabilities. Please tell us the amount of the reserve that you have recorded and whether you believe that an unfavorable outcome for your company is probable, possible, or remote as required by paragraphs 8-10 of SFAS 5. Additionally, please tell us if it is possible to estimate a range of loss that might be incurred in addition to the already recorded reserve, and if so, please tell us this range.

Response: During the three months ended December 31, 2005, the Company recorded a reserve of $500,000 related to a potential sales and use tax liability that it believes meets the criteria in paragraph 8 of SFAS 5. As of the date of filing, the Company had received verbal indications from one state and a city in another state that audits related to sales and use tax might be undertaken, but no formal written notice of audit had been received by the Company. Nonetheless, the Company concluded during the fourth quarter of 2005 that such audits were likely to be conducted and that the authorities in question were likely to assert a claim or claims as a result of those audits. While the Company may contest any such claim(s), it believes that it was probable that a liability had been incurred as of December 31, 2005 and made an accrual in accordance with paragraph 8 of SFAS 5.

The Company determined that the amount of the loss could be reasonably estimated at $500,000. At this time, the Company is not able to reasonably determine an estimated range of any additional loss that may be incurred. The Company disclosed the nature of the sales and use tax accrual but did not disclose the amount as it was not considered necessary under paragraph 9 of SFAS 5.

The Company supplementally advises the Staff that during the second quarter of 2006, and subsequent to the receipt of the Staff’s letter, the Company received an assessment of approximately $85,000 from the city in question related to use tax. The Company believes this assessment may be offset in part by a recovery from another state. The Company has not received an assessment from any state concerning sales or use tax.

*****

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (408) 566-5681. Comments can also be sent via facsimile at (408) 496-4353.

Yours truly,

/s/ Michael T. Everett

Michael T. Everett
Chief Financial Officer